                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 2)*





                                  AEROFLEX INC
     -----------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
     -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                   007768 10 4
     -----------------------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement ( ).


                       (Continued on following page (s) )



                               (Page 1 of 6 Pages)
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CUSIP NO.     007768  10  4            13G                     PAGE 2 OF 6 PAGES



1 NAME OF REPORTING PERSON - Deltec Asset Management Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         I.R.S NO. 13-5133790


2        CHECK APPROPRIATE BOX IF A MEMBER OF GROUP *  (A)___
                                                       (B) (X)


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION                 State of New York

         5.    SOLE VOTING POWER                                     965,700

         6.    SHARED VOTING POWER                                   -------

         7.    SOLE DISPOSITIVE POWER                                965,700

         8.    SHARED DISPOSITIVE POWER                              -------


9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                          965,700


10.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES *


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                6.72%


12.      TYPE OF REPORTING PERSON*                            BD, IA, CO



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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549
      --------------------------------------------------------------------


                        SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

      ---------------------------------------------------------------------



Item 1.    (a)   Name of Issuer:                    Aeroflex Inc.

           (b)   Address of Issuer's Principal Executive Offices:

                                                    35 South Service Road
                                                    Plainview, NY  11803-4117


Item 2.    (a)   Name of Person Filing:
                                           Deltec Asset Management Corporation


           (b)   Address of Principal Business Office:
                                           535 Madison Avenue
                                           New York, NY  10022



                                   Page 3 of 6
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Item 2.           (c)    Citizenship:                         State of New York

                  (d)    Title of Class of Securities:        Common Stock

                  (e)    CUSIP Number:                        007768  10  4


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a) Broker Dealer registered under Section 15 of the Act (x)

                  (b) Bank as defined in Section 3(a)(6) of the Act,

                  (c) Insurance Company as defined in Section 3(a)(19) of
                      the Act,

                  (d) Investment Company registered under Section 8 of the
                      Investment Company Act

                  (e) Investment Adviser registered under Section 203 of
                      the Investment Advisers Act of 1940,                 (x)

                  (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)
                      (F),

                  (g) Parent Holding Company, in accordance with Rule 13d-1(b)
                      (ii)(G)

                  (h) Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4.           Ownership

                  (a) Amount Beneficially Owned - as of December 31, 1997, 965,700 shares

                  (b)      Percent of Class:  as of December 31, 1997,    6.72%

                  (c)      Number of shares to which such person has:

                           (i)    sole power to vote or to direct to vote: as of
                                  December 31, 1997,   965,700 shares

                           (ii)   shared power to vote or to direct the vote:
                                  Not Applicable

                           (iii) sole power to dispose or to direct the disposition of: as of December 31, 1997, 965,700 shares

                           (iv)   shared power to dispose or to direct the
                                  disposition of:   Not Applicable


                                Page 4 of 6 Pages
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Item 5.           Ownership of Five Percent or Less of a Class:

                                            Not Applicable.


Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  All of the 965,700 shares of the Company's Common Stock referred to in Item 4 are held by Deltec for the account of its brokerage or investment advisory clients over whose accounts Deltec exercises discretionary authority as to voting, disposition and other matters. Such clients have the right to receive dividends and the proceeds of the sale of such shares.



Item 7: Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                                            Not Applicable.



Item 8.           Identification and Classification of Members of the Group:


                                            Not Applicable.


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Item 9.           Notice of Dissolution of Group:



                                            Not Applicable.


Item 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and correct.



Dated:    January 26, 1998




                                    DELTEC ASSET MANAGEMENT CORPORATION



                                    By  /s/ Stephen Zuppello
                                        ----------------------------------------
                                            Stephen Zuppello
                                            Chief Operating Officer


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